[redacted]

09005278

40-33

OppenheimerFunds®
The Right Way to Invest

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

SEC
Mail Processing
Section

MAY 11 2009

Washington, DC
122

May 8, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Rochester Fund Municipals (File No. 811-3614)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Rochester Fund Municipals, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI"), OppenheimerFunds Distributor, Inc. ("OFDI), the Fund's investment advisor and general distributor, respectively, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Begley v. Rochester Fund Municipals, et al.* (USDC, D CO) (Case No. 09-703) (the "Civil Action"). The Civil Action purports to be a class action brought against the Fund, certain of its officers and current and retired trustees, OFI and OFDI (collectively the "OppenheimerFunds defendants"). The Civil Action states that each of the plaintiffs are shareholders of the Fund. The enclosed complaint was served on certain of the OppenheimerFunds defendants on April 8, 2009.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

cc: Kramer Levin Naftalis & Frankel LLP

I:\LEGAL\Litigation\SEC Filings\Begley. Rochester Fund Muni.doc

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No. _______________

BERNADETTE BEGLEY, on Behalf of Herself and all Others Similarly Situated,

Plaintiff,

v.

ROCHESTER FUND MUNICIPALS,
OPPENHEIMERFUNDS, INC.,
OPPENHEIMERFUNDS DISTRIBUTOR, INC.,
JOHN V. MURPHY,
THOMAS W. COURTNEY,
DAVID K. DOWNES,
ROBERT G. GALLI,
BRIAN F. WRUBLE,
JOHN CANNON,
PAUL Y. CLINTON,
LACY B. HERRMANN, and
BRIAN W. WIXTED,

Defendants.

---

CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS AND JURY DEMAND

---

## NATURE OF THE ACTION

1. Plaintiff, Bernadette Begley ("Plaintiff" or "Begley"), brings this securities action on behalf of herself and as a class action on behalf of all persons or entities who purchased or acquired shares of the Rochester Fund Municipals ("Rochester Fund" or the "Fund") during the period from February 26, 2006 to October 21, 2008, inclusive (the "Class Period"). Plaintiff brings claims pursuant to §§ 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "1933 Act"), 15 U.S.C. §§ 77k, 77l and 77o.

2. Plaintiff, by her attorneys, alleges the following upon personal knowledge as to herself and her own acts and upon information and belief based upon the investigation of Plaintiff's attorneys as to all other matters. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

3. The Fund is an open-end, diversified management investment company with an unlimited number of authorized shares of beneficial interest, and one of the largest such mutual funds specializing in New York triple tax free investments. Rochester Fund has four classes of stock (A, B, C, and Y) trading under the ticker symbols "RMUNX," "RMUBX," "RMUCX," and "RMUYX," respectively, on the National Association of Securities Dealers Automated Quotations (NASDAQ). Class A Shares require the payment of an initial sales charge; Class B Shares do not require an initial sales charge to be paid at the time of purchase, however they require a contingent deferred sales charge of 5% if the shares are sold within one year of purchase, or 2% if within five years of purchase; Class C Shares do not require an initial sales charge to be paid at the time of purchase, however they require the payment of an annual asset-based sales charge and the payment of 1% sales charge if sold within twelve months of purchase; and Class Y Shares require no sales charge. All classes of stock were offered in the same Registration Statements (defined below in ¶ 7) and traded at nearly identical prices at all times.

4. The Fund is based in this District, at 6803 South Tucson Way, Centennial, Colorado 80112-3924. It currently has over $7 billion in assets under management, which is a significant decline from its assets from recent years. Indeed, last year Thomson Financial ranked Rochester Fund as the third-largest municipal bond mutual fund based on its $11.2 billion in assets for the year ending 2007.

5. The Fund was offered by OppenheimerFunds, Inc. ("OppenheimerFunds" or the "Manager") which served as fund manager and investment advisor for the Fund, and OppenheimerFunds Distributor, Inc. ("Oppenheimer Distributor" or the "Distributor") which served as the distributor of the Fund.

6. The Fund invests in securities exempt from federal income tax and personal income taxes in New York State and New York City. The stated objective of the Fund is to seek "as high a level of income exempt from federal income tax and New York State and New York City personal income taxes as is consistent with its investment policies and management while seeking capital preservation." The Fund also promises in its registration statements pursuant to which the Fund shares are sold that it, "normally invests at least 80% of net assets in tax-exempt securities, 75% of which must be investment grade."

7. Plaintiff Begley, and each member of the Class, purchased shares of the Fund issued pursuant to the registration statements and prospectuses issued by the Fund that were used to solicit such purchases. The Fund's registration statements and prospectuses and any statement of additional information ("SAI") which was incorporated by reference into the registration statements and prospectuses, were issued on the following dates, among others: (a) prospectus dated April 29, 2005; supplemented on February 8, 2006; (b) prospectus dated April 30, 2006, supplemented on July 26, 2006, January 19, 2007 and January 23, 2007; (c) prospectus dated February 21, 2007, supplemented on February 21, 2007, July 6, 2007, August 31, 2007, September 13, 2007, October 22, 2007, December 19, 2007, December 28, 2007 and January 22, 2008, and; (d) prospectus dated April 29, 2008, supplemented on April 29, 2008, May 12, 2008, July 1, 2008 and October 21, 2008, all of which were filed with the Securities Exchange Commission ("SEC") as part of registration statements filed on Form N-1A (collectively referred

to as "Prospectuses" or "Registration Statements"). These, and any other Registration Statements pursuant to which Fund shares were issued during the Class Period, were materially false and misled investors about the Fund's investment strategies and the risks of investing in the Fund.

8. Specifically, the Registration Statements issued during the Class Period failed to disclose that: (1) the Fund's investments in "inverse floater" securities exposed it to the risk that it would be forced to sell, upon certain occurrences relating to the inverse floater securities, other securities in its portfolio at fire sale prices. This amounted to billions of dollars in undisclosed potential liabilities (well beyond the face cost of the inverse floater securities); and (2) the Fund represented in the Registration Statements that only 15% of its funds would be invested in illiquid securities. In fact, the Fund invested more than 15% of its funds in illiquid securities, including illiquid "tobacco bonds," as discussed below.

9. These risks -- which existed in 2006, 2007, and 2008 -- were belatedly disclosed for the first time in a prospectus supplement dated October 21, 2008 (the "October 2008 Prospectus Supplement"). By that time, those risks had already manifested, dealing substantial losses to investors through a precipitous decline in the value of the Fund's shares which materially exceeded the decline in value experienced by other municipal bond funds that did not employ the same high risk undisclosed strategies employed by Rochester Fund.

10. On October 21, 2008, as the Prospectus Supplement was issued, Rochester Fund traded at $12.65 per share, down from $18.00 per share at the beginning of the year, an approximate 31% decline per share for the year.

11. After the end of the Class Period, the Fund belatedly disclosed billions of liabilities and residual exposure from the inverse floaters, which investors were not previously

told about. On November 24, 2008, the Fund reported in its Quarterly Schedule of Portfolio Holdings, filed on Form N-Q with the SEC ("November 24, 2008 Form N-Q"), that the amount of its exposure to the effects of leverage from its investments in inverse floaters exceeded $1.815 billion as of September 30, 2008. In addition, the Fund also reported that its municipal bond holdings with a value of approximately $2.451 billion were held by Trusts created by the inverse floaters and served as collateral for approximately $2.140 billion in short-term floating rate notes issued and outstanding at that date, and its residual exposure to the inverse floating rate securities was estimated at nearly $883. The massive liabilities and exposure of over $3 billion were not disclosed in any Registration Statements issued during the Class Period.

12. The Fund shares traded at approximately $12.41 per share as of March 25, 2009, and have a current value of approximately $7.12 billion.

## JURISDICTION AND VENUE

13. The claims asserted herein arise under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (the "Securities Act" or the "1933 Act"), 15 U.S.C. §§ 77k, 77l(a)(2) and 77o.

14. This Court has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act, 15 U.S.C. § 77v.

15. Venue is proper pursuant to Section 22 of the 1933 Act as key defendants (Rochester Fund, Courtney, Cannon, Clinton, Downes, Galli, Herrmann, Wixted and Wruble, defined below) maintain their principal executive offices in Colorado, and many of the acts giving rise to the violations of law complained of herein, including the dissemination to shareholders of the Registration Statements and Prospectuses, occurred in, or emanated from, this District. In addition, according to the Registration Statements, the accounts, books and other documents of the Fund which are required to be maintained by Registrant pursuant to Section

31(a) of the Investment Company Act of 1940 and rules promulgated thereunder, are also located in this District.

16. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

## PARTIES

### A. Plaintiff.

17. Plaintiff Begley, who resides at 33 East 241st Street, Bronx, New York, 10470, purchased shares of the Fund (class A) during the Class Period, pursuant to or traceable to at least one of the Registration Statements and Prospectuses at issue in this Complaint. Plaintiff's transactions in Rochester Fund shares are identified in the certification appended to this complaint. Plaintiff purchased her shares at prices ranging from $16.30 to $18.36, well above the current price of $12.41.

### B. Defendants.

18. Defendant Rochester Fund, located at 6803 South Tucson Way, Centennial, Colorado 80112-3924, with an office located at 350 Linden Oaks, Rochester, New York 14623, is a diversified mutual fund which seeks to provide a high level of income exempt from federal income taxes, as well as New York State and New York City income taxes. The Fund was organized as a New York corporation in June 1965 and reorganized as a Massachusetts business trust in February 1991. The Fund is sold through an extensive network of financial advisers compensated based upon sales commission and/or asset management fees.

19. Defendant OppenheimerFunds is the manager and investment advisor of the National Fund and chooses the Fund's investments and handles its day-to-day business. It is a

holding company that engages in securities brokerage, banking services and related financial services through its subsidiaries. OppenheimerFunds is headquartered at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008. The Manager carries out its duties, subject to the policies established by the Fund's Board of Trustees, under an investment advisory agreement. As compensation for its services, OppenheimerFunds receives an advisory fee calculated based on the net assets of the Fund; those fees for the calendar year ended December 31, 2007 were 0.46% of average annual net assets under management, which amounted to approximately $45 million in advisory fees paid to OppenheimerFunds.

20. Defendant Oppenheimer Distributor, located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008, is a subsidiary of the Manager and was, during the relevant time period, the principal underwriter and distributor for shares of the Fund and was the Trust's agent for the purpose of the continuous public offering of the Fund's shares.

21. Defendant John V. Murphy ("Murphy") was a President of the Fund since 2001, and Trustee of the Fund throughout the Class Period. Murphy is identified as an "Interested Trustee" because he is affiliated with the Manager by virtue of his positions as an officer and director of the Manager and as a shareholder of its parent company. Murphy signed all the Registration Statements issued by the Fund during the Class Period.

22. Defendant Thomas W. Courtney ("Courtney") was the Chairman of the Board of Trustees of the Fund since 1995 and oversees 10 portfolios in the OppenheimerFunds complex. Courtney signed all the Registration Statements issued by the Fund during the Class Period.

23. Defendant David K. Downes ("Downes") has been a Trustee of the Fund since December 2005 and oversees 67 portfolios in the OppenheimerFunds complex. Downes signed

the April 28, 2006, February 16, 2007, and April 27, 2008 Registration Statements issued by the Fund.

24. Defendant Robert G. Galli ("Galli") has been a Trustee of the Fund since 1998 and oversees 67 portfolios in the OppenheimerFunds complex. Galli signed all the Registration Statements issued by the Fund during the Class Period.

25. Defendant Brian F. Wruble ("Wruble") has been a Trustee of the Fund since 2001 and oversees 67 portfolios in the OppenheimerFunds complex. Wruble signed all the Registration Statements issued by the Fund during the Class Period.

26. Defendant John Cannon ("Cannon") has been a Trustee of the Fund since 1992 and oversees 3 portfolios in the OppenheimerFunds complex. Cannon signed all the Registration Statements issued by the Fund during the Class Period.

27. Defendant Paul Y. Clinton ("Clinton") was a Trustee of the Fund from 1995 until he retired in 2006. Clinton signed the April 29, 2005 and April 28, 2006 Registration Statements issued by the Fund.

28. Defendant Lacy B. Herrmann ("Herrmann") has been a Trustee of the Fund since 1995 and oversees 10 portfolios in the OppenheimerFunds complex. Herrmann signed all the Registration Statements issued by the Fund during the Class Period.

29. Defendant Brian W. Wixted ("Wixted") has been the Treasurer and Chief Financial and Accounting Officer of the Fund during the Class Period and signed all the Registration Statements issued during the Class Period.

30. The defendants referenced above in ¶¶ 21-29 are herein referred to as the "Individual Defendants."

## CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Fund traceable to the false and misleading Registration Statements during the Class Period (the "Class"). Excluded from the Class are defendants, the officers and trustees of the Fund, OppenheimerFunds, Oppenheimer Distributor, or any of the other defendants, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

32. The members of the Class are so numerous that joinder of all members is impracticable. The Fund's shares were actively traded in an efficient market. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are at least hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the OppenheimerFunds or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The Fund has millions of outstanding shares.

33. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violations of federal law that is complained of herein.

34. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

35. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1933 Act was violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public in the Registration Statements and any sales or promotional material for the Fund misrepresented material or omitted material facts about investment objectives, assets, operations or management of the Fund; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

36. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## DEFENDANTS' MATERIALLY FALSE AND MISLEADING REGISTRATION STATEMENTS AND PROSPECTUSES

### Rochester Fund's Inadequate Disclosures Regarding Liquidity Risks of Inverse Floaters

37. During the Class Period the Fund invested as much as 20% of its assets in derivative securities known as "inverse floaters" which are instruments that pay interest at rates that move in the opposite direction of yields on short-term securities. As short-term interest rates fall, both the market price and the yield of the inverse floater increase. However, when short-term interest rates rise, the value of the bond can drop significantly, and holders of this type of instrument may end up with a security that pays little interest and for which the market will pay very little.

38. Inverse floaters are created by depositing a long-term bond into a trust which is used as collateral for the issue of short-term securities. Short-term municipal bond rates are lower than the long term rates earned on the underlying instrument which serves as the basis for creating the trust. This allows for a leveraged or increased return to the Fund which created the trust.

39. However, under inverse floater agreements, when short-term interest rates rise, the value of the bond can drop significantly, and holders of this type of instrument may end up with a security that pays little interest or proves worthless, in which case they may tender them back to the remarketing agent for repayment of principal. Should this happen, or should the remarketing agent be unable to sell them in the first place, the remarketing agent may unwind the trust or cause it to collapse, thus obligating the Fund to repay the principal amount of the tendered securities. If this obligation is triggered, the Fund would be forced to sell securities from its portfolio (not just the inverse floater securities) to satisfy its contractual obligations, regardless of market conditions or its original investment rationale for those securities (*i.e.*, investments purchased for the long term may have to be sold at fire sale prices).

40. Although this risk factor always existed for the Fund, it failed to adequately disclose this risk in Registration Statements prior to its October 21, 2008 Prospectus Supplement. The Class Period Registration Statements contained the following misleading risk disclosures:

> RISKS OF DERIVATIVE INVESTMENTS. The Fund can use derivatives to seek increased returns. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Covered call options, "inverse floaters" and floating rate variable rate obligations are examples of derivatives the Fund can use. The Fund typically does not use hedging instruments, such as options, to hedge investment risks.
>
> If the issuer of the derivative investment does not pay the amount due, the Fund can lose money on its investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way

the Manager expected it to perform. If that happens, the Fund will get less income than expected or its hedge might be unsuccessful, and its share prices could fall. The Fund has limits on the amount of particular types of derivatives it can hold. However, using derivatives can increase the volatility of the Fund's share prices. Some derivatives may be illiquid, making it difficult for the Fund to sell them quickly at an acceptable price.

41. The Prospectuses preceding the October 2008 Prospectus Supplement stated as follows regarding inverse floater securities:

Inverse Floaters. The Fund may invest up to 20% of its total assets (which includes the effects of leverage) in "inverse floaters" to seek greater income and total return. An inverse floater typically is a derivative instrument created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax free floating rate security and a long-term tax free floating rate security (the inverse floater) that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.

Certain inverse floaters are created when the Fund purchases a fixed-rate municipal bond and subsequently transfers it to a broker-dealer (the sponsor). The sponsor deposits the municipal security into a trust. The trust creates the inverse floater pursuant to an arrangement that enables the Fund to withdraw the underlying bond to collapse the inverse floater (upon the payment of the value of the short-tern security and certain costs). Additionally, the Fund purchases inverse floaters created by municipal issuers directly or by other parties depositing securities into a sponsored trust.

* * *

The Fund's investments in inverse floaters may involve additional risks. The market value of inverse floaters can be more volatile than that of a conventional fixed-rate bond having similar credit quality, redemption provisions and maturity. Typically, inverse floaters tend to underperform fixed rate bonds in a rising long-term interest rate environment, but tend to outperform fixed rate bonds in a falling or stable long-term interest rate environment. Inverse floaters all entail some degree of leverage. An inverse floater that has a higher degree of leverage usually is more volatile with respect to its price and income than an inverse floater that has a lower degree of leverage. Some inverse floaters have a "cap," so that if interest rates rise above the "cap," the security pays additional interest income. If rates do not rise above the "cap," the Fund will have paid an additional amount for a feature that proved worthless.

42. The Registration Statements issued during the Class Period were materially false and misleading because they failed to disclose the risk that the inverse floaters could force the Fund to liquidate other securities at fire sale prices. As events unfolded, investors came to learn that inverse floaters were extremely risky investments that could deal the Fund billions in potential liabilities. This was not apparent from the Class Period Registration Statements.

43. On October 21, 2008, the Fund finally disclosed the true risks associated with inverse floaters in a Prospectus Filing with the SEC on Form N1-A, replacing its previously issued disclosures relating to inverse floaters. The contrast between that risk disclosure and the risk disclosures included in the Registration Statements previously issued during the Class Period is considerable:

> **Inverse Floaters**. The Fund may invest in inverse floaters to seek greater income and total return. The Fund will not expose more than 20% of its total assets to the effects of Leverage from its investments in inverse floaters. An inverse floater is a derivative instrument, typically created by a trust that divides a fixed-rate municipal security into two securities: a short-term tax exempt floating rate security (sometimes referred to as a "tender option bond") and a long-term tax exempt floating rate security (referred to as a "residual certificate or "inverse floater") that pays interest at rates that move in the opposite direction of the yield on the short-term floating rate security. The purchaser of a "tender option bond" has the right to tender the security periodically for repayment of the principal value. As short-term interest rates rise, inverse floaters produce less current income (and, in extreme cases, may pay no income) and as short-term interest rates fall, inverse floaters produce more current income.
>
> To facilitate the creation of inverse floaters, the Fund may purchase a fixed-rate municipal security and subsequently transfer it to a broker-dealer (the sponsor), which deposits the municipal security in a trust. The trust issues the residual certificates and short-term floating rate securities. ***The trust documents enable the Fund to withdraw the underlying bond to unwind or "collapse" the trust (upon tendering the residual certificate and paying the value of the short-term bonds and certain other costs).*** The Fund may also purchase inverse floaters created by municipal issuers directly or by other parties that have deposited municipal bonds into a sponsored trust.
>
> The Funds investments in inverse floaters involve certain risks. The market value of an inverse floater residual certificate can be more volatile than that of a conventional fixed-rate bond having similar credit quality, maturity and

redemption provisions. Typically, inverse floater residual certificates tend to underperform fixed rate bonds when long-term interest rates are rising but tend to outperform fixed rate bonds when long-term interest rates are stable or falling. Inverse floater residual certificates entail a degree of leverage because the trust issues short-term securities in a ratio to the residual certificates with the underlying long-term bond providing collateral for the obligation to pay the principal value of the short-term securities if and when they are tendered. If the Fund has created the inverse floater by depositing a long-term bond into a trust, it may be required to provide additional collateral for the short-term securities if the value of the underlying bond deposited in the trust falls.

An inverse floater that has a higher degree of leverage is typically more volatile with respect to its price and income than an inverse floater having a lower degree of leverage. ***Under inverse floater arrangements, if the remarketing agent that offers the short term securities for sale is unable to sell them, or if the holders tender (or put) them for repayment of principal and the remarketing agent is unable to remarket them, the remarketing agent may cause the trust to be collapsed, and in the case of floaters created by the Fund, the Fund will then he required to repay the principal amount of the tendered securities. During times of market volatility, illiquidity or uncertainty, the Fund could be required to sell other portfolio holdings at a disadvantageous time to raise cash to meet that obligation.***

Some inverse floaters may have a "cap," so that if interest rates rise above the cap, the security pays additional interest income. If rates do not rise above the cap, the Fund will have paid an additional amount for that feature that has proved worthless.

[Emphasis added.]

**Rochester Fund's Inadequate Risk**
**Disclosures Relating to Its Tobacco Bond Investments**

44. The Registration Statements issued during the Class Period each represented that the Fund would not invest more than 15% of its assets in illiquid securities, as follows:

Illiquid and Restricted Securities. Investments may be illiquid because they do not have an active trading market, making it difficult to value them or dispose of them promptly at an acceptable price. A restricted security may have a contractual restriction on its resale. **The Fund will not invest more than 15% of its net assets in illiquid and restricted securities.** Certain restricted securities that are eligible for resale to qualified institutional purchasers may not be subject to the 15% limit. **The Manager monitors holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity.**

[Emphasis added.]

45. This representation was materially false and misleading because, among other reasons, during the Class Period the Fund invested more than 15% of its assets in tobacco bonds, which were illiquid. According to the Prospectuses dated April 29, 2008, and February 21, 2007, Rochester violated its 15% illiquid investment limit when it invested 16.07% and 16.06%, respectively in illiquid tobacco bonds. By September 30, 2008, the Fund's investments in illiquid tobacco bonds had increased to 18.31%, as reported in its November 24, 2008 Form N-Q.

46. In addition, the Registration Statements failed to disclose that the Fund's municipal bond investments could become illiquid quickly depending on such things as market volatility, rendering materially false and misleading the Fund's assurances that only 15% of the Fund's assets would be in illiquid securities. This assurance provided investors with the false comfort that the vast majority of the Fund's investments (85%) would be in liquid securities, which made it seem that the Fund was on the conservative end of the risk spectrum when, in fact, market conditions could cause a majority, or all, of the Fund's holdings to turn illiquid overnight, making it an extremely risky investment.

47. On October 21, 2008, the Fund filed a prospectus supplement which amended the previously issued Prospectus dated April 29, 2008. The following statement was added to the section entitled "Main Risks of Investing in the Fund," and provided an example of what should have been disclosed throughout the Class Period:

> **UNUSUAL VOLATILITY AND LACK OF LIQUIDITY IN THE MUNICIPAL BOND MARKETS IN 2008.** Municipal bonds are traded in the "over-the-counter" market among dealers and other large institutional investors. In the latter months of 2008 that market has been subject to greater volatility than it has historically experienced. Liquidity in the municipal bond market (the ability

to buy and sell bonds readily) has been reduced, as it has been in other fixed-income markets, in response to overall economic conditions and credit tightening. During times of reduced market liquidity, such as at the present, the Fund may not be able to sell bonds readily at prices reflecting the values at which the bonds are carried on the Fund's books. Sales of large blocks of bonds by market participants, such as the Fund, that are seeking liquidity can further reduce bond prices in an illiquid market. The Fund may seek to make sales of large blocks of bonds to meet shareholder redemption requests, or it may be required to raise cash to recollateralize, unwind or "collapse" trusts that issued inverse floaters to the Fund or to make payments to such trusts to enable them to pay for tenders of the short-term securities they have issued, if the remarketing agents for those securities are unable to sell those short-term securities in the marketplace to other buyers (typically tax exempt money market funds). It is not possible at this time to determine whether the current market illiquidity is a short-term phenomenon or may persist over a protracted period of time

48. But the risk that liquidity could disappear for municipal bonds was a "main risk of investing in the Fund" in 2006, 2007 and throughout 2008. Instead of warning about this risk, the Registration Statement provided false comfort by telling investors that only 15% of the Fund would be invested in illiquid securities.

## COUNT I

## VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST THE FUND TRUSTEES AND/OR SIGNATORIES OF THE REGISTRATION STATEMENTS, THE FUND, AND OPPENHEIMER DISTRIBUTOR

49. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

50. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, against the Individual Defendants who served as trustees during the Class Period and/or signed one of the Registration Statements (Murphy, Courtney, Downes, Galli, Wruble, Cannon, Clinton, Herrmann and Wixted), the Fund, and Oppenheimer Distributor (collectively, the "Section 11 Defendants.").

51. This Count is not based on and does not sound in fraud.

52. The Individual Defendants signed a Registration Statement issued by the Fund during the Class Period, and/or served as a director/trustee or in a similar capacity during the Class Period. The Fund was the issuer of the securities. Oppenheimer Distributor was the underwriter of the Fund shares.

53. The Registration Statements for the Fund contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and/or omitted to state material facts required to be stated therein.

54. None of the Section 11 Defendants made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Registration Statements were true and without omissions of any material facts and were not misleading.

55. Plaintiff and the Class acquired the Fund's shares pursuant to a materially false and misleading Registration Statement.

56. Plaintiff and the Class have sustained damages in that the value of the Fund's shares has declined substantially from the prices at which they were purchased.

57. At the time of their purchases of the Fund's shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the untrue statements or omissions herein and could not have reasonably discovered those facts prior to the date of the filing of this Complaint.

58. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint are based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

## COUNT II

## VIOLATIONS OF § 12(a)(2) OF THE 1933 ACT AGAINST DEFENDANTS ROCHESTER FUND, OPPENHEIMERFUNDS, AND OPPENHEIMER DISTRIBUTOR

59. Plaintiff repeats and realleges each and every allegation above as if set forth fully herein.

60. This Count is brought pursuant to § 12(a)(2) of the 1933 Act, 15 U.S.C. § 77l(a)(2), on behalf of Plaintiff and other members of the Class who were offered or sold Fund shares from Oppenheimer as participants in the distribution of the Fund's shares against Defendants Rochester Fund, OppenheimerFunds, and Oppenheimer Distributor (the "Section 12(a)(2) Defendants").

61. This Count is not based on and does not sound in fraud.

62. The Section 12(a)(2) Defendants offered and sold a security, namely shares of the Fund's stock, by means of the Registration Statements. The Registration Statements contained untrue and/or misleading statements of material fact, contained material omissions, or omitted material facts necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or contained material statements of fact that the Section 12(a)(2) Defendants in the exercise of reasonable care should have known were false.

63. The Section 12(a)(2) Defendants actively solicited the sale of the Fund's shares through the prospectuses, advertising and other marketing efforts to serve their own financial interests and are liable to Plaintiff and Class members pursuant to § 12(a)(2) of the 1933 Act, as sellers of the shares of the Fund.

64. At the time they purchased the Fund's shares from the Section 12(a)(2) Defendants, Plaintiff and other members of the Class did not know that the representations made to them by the Section 12(a)(2) Defendants (in connection with the distribution of shares) and

the matters described above were untrue, did not know the above described omitted material facts were not disclosed, and could not have reasonably discovered those facts.

65. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years have elapsed from the time that Plaintiff purchased the Fund shares upon which this Count is brought to the time Plaintiff filed this Complaint.

66. Pursuant to § 12(a)(2) of the 1933 Act, Plaintiff and Class members are entitled to recover, upon tender of the Fund shares they purchased, the consideration paid for the shares with interest thereon, less the amount of any income received thereon, or damages resulting from the Section 12(a)(2) Defendants' conduct.

67. Plaintiff and putative Class members who still hold shares of the Fund hereby tender their shares in the Fund, in exchange for consideration paid for those securities, and any interest accrued thereof.

## COUNT III

## VIOLATIONS OF § 15 OF THE 1933 ACT AGAINST THE INDIVIDUAL DEFENDANTS AND OPPENHEIMERFUNDS

68. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

69. This Count is brought pursuant to § 15 of the 1933 Act against the Individual Defendants and OppenheimerFunds as control persons of the Fund, who violated Section 11 and Section 12, as described in Counts I and II (the "Section 15 Defendants").

70. Each of the Individual Defendants was a control person of the Fund by virtue of his or her position as a trustee and/or senior officer of the Fund. The Individual Defendants were

in a position to, and did, control the Fund's operations and disclosures made by the Fund in the Registration Statements issued during the Class Period.

71. OppenheimerFunds was a control person of the Fund by virtue of its position as the Fund manager responsible for, among other things, choosing the Fund's investments and handling its day-to-day business.

72. The Section 15 Defendants are liable, as control persons, for damages caused by the Fund's violation of Section 11 and Section 12.

73. Upon information and belief, the Section 15 Defendants did not make a reasonable investigation or possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectus were accurate and complete in all material respects. Had they exercised reasonable care, they could have known of the material misstatements and omissions alleged herein.

74. This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the Fund's Common Stock was sold to the Class in connection with the Offering.

75. By reason of the misconduct alleged herein, for which the Fund is primarily liable, as set forth above, the Section 15 Defendants are jointly and severally liable with and to the same extent as the Fund pursuant to 1933 Act.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of herself and the other members of the Class, prays for judgment as follows:

(a) Declaring this action to be a class action properly maintained pursuant to the Federal Rules of Civil Procedure, certifying the Class with Plaintiff as Class Representatives, and certifying Plaintiff's counsel as Class Counsel;

(b) Awarding Plaintiff and the other members of the Class damages against Defendants, jointly and severally, together with interest thereon;

(c) Awarding Plaintiff and the other members of the Class rescission on Count II to the extent they still hold Fund shares, or if sold, awarding rescissory damages in accordance with Section 12(a)(2) of the 1933 Act from the Defendants named in that Count;

(d) Awarding Plaintiff and the other members of the Class their costs and expenses of this litigation, including reasonable attorneys' fees, accountants' fees, experts' fees and other costs and disbursements; and

(e) Awarding Plaintiff and the other members of this Class such other and further relief as the Court deems appropriate under the circumstances.

**DEMAND FOR TRIAL BY JURY**

Plaintiff demands a trial by jury.

Dated: March 30, 2009

*/s/ Timothy R. Beyer*
Timothy R. Beyer #12168
Michael W. Byrne #33968
**BROWNSTEIN HYATT FARBER SCHRECK, LLP**
410 Seventeenth Street, Suite 2200
Denver, Colorado 80202-4432
Telephone: (303) 223-1100
Facsimile: (303) 223-1111
E-mail: tbeyer@bhfs.com
mbyrne@bhfs.com

Andrei V. Rado (admitted May 15, 2002)
**MILBERG LLP**
One Pennsylvania Plaza, 49th Floor
New York, New York 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229
E-mail: arado@milberg.com

*COUNSEL FOR PLAINTIFF*

Plaintiff's Address:

33 East 241st Street
Bronx, New York, 10470
(Bronx County)
99001\9000\1259284.4

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA
DETROIT

**CERTIFICATION OF PROPOSED NAMED AND/OR LEAD PLAINTIFF**

I, Bernadette Begley, certify that:

1. I have reviewed the complaint and authorize Milberg LLP to act on my behalf in this matter in applying for Named Plaintiff and/or Lead Plaintiff status and for all other purposes.
2. I did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.
3. I am willing to serve as a Named Plaintiff and/or Lead Plaintiff either individually or as part of a group. A Named Plaintiff and/or Lead Plaintiff is a representative party who acts on behalf of other class members in directing the action, and whose duties may include providing testimony at deposition and trial, if necessary.
4. I represent and warrant that I am authorized to execute this Certification on behalf of the purchasers of the subject securities described herein (including, as the case may be, myself, any co-owners, any corporations or other entities, and/or any beneficial owners).
5. I will not accept any payments for serving as a representative party on behalf of the class beyond the purchaser's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.
6. I understand that this is not a claim form, and that my ability to share in any recovery as a member of the class is unaffected by my decision to serve as a representative party, Named Plaintiff and/or Lead Plaintiff.
7. The number of shares or other securities of Oppenheimer Rochester Fund Municipals (RMUNX, RMUBX, RMUCX, RMUYX) I held immediately **BEFORE** the first day of the Class Period referenced in the relevant complaint (if any) was: 0 and the type of securities was (check one):
   ☐ Common Stock ☐ Bonds ☐ Preferred Stock ☐ Call ☐ Put
8. I have listed below all my transactions in the securities of Oppenheimer Rochester Fund Municipals (RMUNX, RMUBX, RMUCX, RMUYX) **DURING** the Class Period referenced in the complaint as follows:

| **Type of Security** (Common stock, Preferred Stock, Calls, Puts or Bonds) | **Purchase/Acquisition or Sale/Disposition** | **Quantity** | **Trade Date** (mm/dd/yy) | **Price per Share/Security ($)** |
|---|---|---|---|---|
| **See attached Schedule A.** | | | | |
| | | | | |

(* List additional transactions on separate sheet, if necessary)

These securities were acquired or held in (check all that apply): ☐ General (non-retirement account)
☐ Merger/acquisition/distribution ☐ Gift ☐ IRA ☐ Employer-sponsored plan (401k, 403b, etc.)

9. I made the following sales of securities of Oppenheimer Rochester Fund Municipals (RMUNX, RMUBX, RMUCX, RMUYX) during the **90-day period AFTER** the Class Period referenced in the complaint:

**Sales**

| **Type of Security** (Common stock, Preferred Stock, Calls, Puts or Bonds) | **Quantity** | **Trade Date** (mm/dd/yy) | **Price per Share/Security ($)** |
|---|---|---|---|
| **See attached Schedule A.** | | | |
| | | | |

10. During the three years prior to the date of this Certification, I have not sought to serve and I have not served as a representative party for a class in an action filed under the federal securities laws, except as described below (if any:

I declare under penalty of perjury, under the laws of the United States, that the information entered is accurate.

Executed this 26 day of March, 2009

Bernadette Begley
Name (Printed)

[signature]
Signature

**Schedule A**
**Bernadette Begley Transaction(s) in**
**Rochester Fund Municipals A**

**Purchase(s):**

| Date | Shares | Price |
|---|---|---|
| 1/25/2008 | **5,718.9540** | 18.36 |
| 2/27/2008 | **18.8140** | 16.88 |
| 3/26/2008 | **24.9890** | 16.53 |
| 4/23/2008 | **24.8150** | 16.95 |
| 5/28/2008 | **24.7190** | 17.09 |
| 6/25/2008 | **25.7120** | 16.50 |
| 7/23/2008 | **26.5050** | 16.30 |

**Sale(s):**

| Date | Shares | Price |
|---|---|---|
| 8/15/2008 | **5,864.5080** | 16.56 |

**Appendix H**

**INFORMATION REGARDING**
**SPECIAL ASSIGNMENTS**
**Sec. D.C.COLO.LCivR 40.1**

Case number of action being filed: (New case: Begley v. Oppenheimer)

Case number of claimed related pending case in this court: 09-cv-00550

Judge assigned to claimed related case: Hon. Christine M. Arguello

Type of action of claimed related case: The related case is a securities class action alleging that defendants violated federal law in registering, marketing and selling the Oppenheimer Rochester National Municipals.

Status of claimed related pending case: Complaint filed March 13, 2009

State reasons the new case is claimed to be related to a pending (case(s): The cases are both securities class actions alleging similar misconduct involving mutual funds that are managed by the same entity, OppenheimerFunds, Inc. and distributed by the same entity, OppenheimerFunds Distributor, Inc. The cases also share many of the same defendants.

/s/ Timothy R. Beyer
Attorney

Plaintiff Bernadette Begley
Party

March 30, 2009
Date

99001\9000\1258976.1

JS 44 (Rev. 12/07)

ATTACHMENT A

# CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

**I. (a) PLAINTIFFS**
BERNADETTE BEGLEY, on Behalf of Herself and all Others Similarly Situated

(b) County of Residence of First Listed Plaintiff Bronx Co., NY
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)
Timothy R. Beyer, Brownstein Hyatt Farber Schreck, LLP, 410 17th St., 22nd Fl., Denver, CO 80202 303.223.1100

**DEFENDANTS** ROCHESTER FUND MUNICIPALS, OPPENHEIMERFUNDS, INC., OPPENHEIMERFUNDS DISTRIBUTOR, INC., JOHN V. MURPHY, THOMAS W. COURTNEY, DAVID K. DOWNES, ROBERT G. GALLI,ET/

County of Residence of First Listed Defendant Arapahoe Co., CO
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

**II. BASIS OF JURISDICTION** (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

**III. CITIZENSHIP OF PRINCIPAL PARTIES** (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

| | PTF | DEF | | PTF | DEF |
|---|---|---|---|---|---|
| Citizen of This State | ☐ 1 | ☐ 1 | Incorporated or Principal Place of Business In This State | ☐ 4 | ☐ 4 |
| Citizen of Another State | ☐ 2 | ☐ 2 | Incorporated and Principal Place of Business In Another State | ☐ 5 | ☐ 5 |
| Citizen or Subject of a Foreign Country | ☐ 3 | ☐ 3 | Foreign Nation | ☐ 6 | ☐ 6 |

**IV. NATURE OF SUIT** (Place an "X" in One Box Only)

**CONTRACT**
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

**REAL PROPERTY**
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

**TORTS**

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

**CIVIL RIGHTS**
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

**PRISONER PETITIONS**
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

**FORFEITURE/PENALTY**
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

**LABOR**
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt.Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

**IMMIGRATION**
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

**BANKRUPTCY**
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

**PROPERTY RIGHTS**
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

**SOCIAL SECURITY**
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

**FEDERAL TAX SUITS**
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

**OTHER STATUTES**
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

**V. ORIGIN** (Place an "X" in One Box Only)

- ☒ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from another district (specify)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judgment

**VI. CAUSE OF ACTION**

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
15 U.S.C. Sections 77k, 77l and 77o

Brief description of cause:
Class action complaint for violation of the federal securities laws

**VII. REQUESTED IN COMPLAINT:**

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

**DEMAND $**

CHECK YES only if demanded in complaint:
**JURY DEMAND:** ☒ Yes ☐ No

DATE
03/30/2009

SIGNATURE OF ATTORNEY OF RECORD
s/Timothy R. Beyer, #12168

**FOR OFFICE USE ONLY**

RECEIPT # ________ AMOUNT ________ APPLYING IFP ________ JUDGE ________ MAG. JUDGE ________

Court Name: U.S. District Court, Colorad
o
Division: 1
Receipt Number: COX017723
Cashier ID: sq
Transaction Date: 03/31/2009
Payer Name: BROWNSTEIN HYATT FARBER

---

CIVIL FILING FEE
For: BROWNSTEIN HYATT FARBER
Amount: $350.00

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CREDIT CARD
Amt Tendered: $350.00

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Total Due: $350.00
Total Tendered: $350.00
Change Amt: $0.00

09-CV-703

A fee of $45.00 will be assessed on
any returned check.